January 8, 2021	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

Daniel F. Duchovny, Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Richard Vernon Smith E rsmith@orrick.com D +1 415 773 5830 F +1 650 614 7401

Re:          Gridsum Holding Inc.

Amended Schedule 13E-3

Filed on December 23, 2020 by Gridsum Holding Inc.

Filed by Gridsum Holding Inc., Kang Bo Si Nan (Beijing)

Technology Co., Ltd., Gridsum Group Limited, Gridsum

Corporation, Gridsum Growth Inc., Mr. Guosheng Qi, Generation

Gospel Limited, Fairy Spirit Limited, Mr. Guofa Yu, Garden

Enterprises Ltd., Zhangjiagang Zhixinggewu Enterprise

Management Center (Limited Partnership), and Wuxi Zhihe

Enterprise Consulting Partnership (Limited Partnership)

File No. 005-89840

Dear Mr. Duchovny:

Gridsum Holding Inc. (the “Company”) responds to your comment letter dated January 6, 2021.  For ease of reference, we have repeated your comments below followed by the Company’s responses.

Please note that all page numbers in the responses below refer to Amendment No. 2 to Schedule 13E-3 (the “Second Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with this letter.  All capitalized terms, not otherwise defined herein, are defined in the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company.  To the extent any response relates to information concerning  Kang Bo Si Nan (Beijing) Technology Co., Ltd., Gridsum Group Limited, Mr. Guosheng Qi, Generation Gospel Limited, Fairy Spirit Limited, Mr. Guofa Yu or Garden Enterprises Ltd., including the response to comment #1 below, such response is included in this letter based on information provided to the special committee and us by such other persons or their respective representatives, which information the special committee and we assume to be accurate and complete.

Amended Schedule 13E-3

1.              We note your response to prior comment 5 and we reissue it. We also note that the Equity Investors (as defined in your response) may be affiliates of Mr. Qi and Mr. Yu, who are affiliates of the company, by virtue of their participation in the Beijing SPV. We also believe that their engagement in the going private transaction stems from their participation in Beijing SPV along with Mr. Qi and Mr. Yu. In addition to the comment as previously issued, please expand your analysis to include the controlling persons of the Equity Investors; in this respect, please tell us whether the Equity Investors are entities without operations, any history prior to the investment in Beijing SPV and whether they were established solely to carry out the investment in Beijing SPV.

Response:

“Affiliate” Status

The term “affiliate” is defined in Rule 13e-3(a)(1) as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 12b-2 as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved. The governing case law similarly does not provide any definitive legal standards that may be applied to determine whether a person is in “control.” As a result, resolution of this issue necessarily turns on a consideration of the specific facts and circumstances surrounding each case.

Under case law and SEC interpretations of these terms, “control” may be clearly indicated where a person or group owns a simple majority of the outstanding voting shares of a corporation. At the same time, it is noted that a shareholding of less than 51% may be sufficient to establish that a person or group is in control of an issuer. Indeed, depending on the distribution of the other shares and the relationships that the shareholder has with other shareholders, to be in “control” it may not be necessary to own much share at all, if any.

Although there is no statute or case law that declares ownership of 10% or more of the voting share of a corporation to be the equivalent of “control,” commentators have noted that 10% ownership has become something of a benchmark and when this is encountered a red warning flag should run up. However, applicable cases and SEC no-action letters suggest that 10% ownership requires other indicia of “control” before one will be deemed an “affiliate.” Both case law and the SEC have found 10% shareholders to not have control where some other entity with greater shareholding or power to control existed.

Service as an officer or membership on the board of directors of a corporation is another factor that will be considered when determining whether that person is in “control.” However, the mere representation on a board of directors, absent other indicia of “control,” is not necessarily dispositive of the issue.

Even where a person has insignificant shareholdings and/or does not serve the corporation as an officer or director, he or she still may be found to be in “control” if he or she is among a group of persons who collectively have the ability directly or indirectly to affect a company’s management or policies. Where a “control group” has been found to exist, its membership usually has been determined by reference to the parties which effectively have control over others in the group by way of acting in concert, or the relationships among group members based upon familial, business or social ties.

It is not necessary that a person be a shareholder, officer or director to be deemed in “control” of a company. In those cases or rulings that have considered the issue, additional factors have also been found relevant in determining whether a person is “control”, including substantial business relationship with company, ability to control or win a proxy contest, familial or social relationships with officers or directors, debtor or credit relationship, etc.

Factual Analysis

The relevant shareholding information in Beijing SPV by the Equity Investors (shareholders #4 through #11) is set forth in tabular format below.

#	Shareholder	Equity Interest in Beijing SPV
1	Mr. Qi	0.14%
2	Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)	10.34%
3	Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)	29.61%
4	Trade in Service Innovation Investment Fund (Limited Partnership)	11.84%
5	Shenzhen Guoxie Phase I Equity Investment Fund	5.92%
6	HSF Agricultural Investment Fund (Limited Partnership)	2.96%
7	Chongqing Hongxin Yutao Enterprise Management Partnership (Limited Partnership)	2.90%
8	Shijiazhuang Qianze Equity Investment Fund (Limited Partnership)	11.84%
9	Ningbo Derunzhengyu Enterprise Management Partnership (Limited Partnership)	2.96%
10	Wuxi Wanghe Investment Management Partnership (Limited Partnership)	9.65%
11	China Agricultural Reclamation Industry Investment Fund (Limited Partnership)	11.84%
Total		100%

All the Equity Investors are funds organized under the laws of the PRC with investment mandates covering private equity, buyout, real asset, distressed credit opportunities through primary partnership, acquisitions and co-investments in companies. For example, Trade in Service Innovation Investment Fund (Limited Partnership) was formed in January 2018 with investment focus on private equity investments across the service industry, its general partner is China Merchants Capital Management (Beijing) Co., Ltd. and it has assets under management (AUM) of RMB30 billion (or US$4.6 billion). Shijiazhuang Qianze Equity Investment Fund (Limited Partnership) was formed in October 2019 with investment focus on new generation of information technology industry, its general partner is Ever Thriving (Beijing) Equity Investment Fund Management Co., Ltd. and it has AUM of RMB500 million (or US$77 million). China Agricultural Reclamation Industry Investment Fund (Limited Partnership) was formed in November 2017 with investment focus on industries related to the agricultural modernization and technological modernization, its general partner is Zhaoken Capital Management (Beijing) Co., Ltd. and it has AUM of RMB50 billion (or US$7.7 billion). Wuxi Wanghe Investment Management Partnership (Limited Partnership) was formed in July 2020 with investment focus on new generation of information technology industry, its general partner is Mr. Hua Lv and it has AUM of RMB500 million (or US$77 million).

Each Equity Investor independently and separately made the investment decision in Beijing SPV and the related take-private transaction of the Company. Each Equity Investor sourced, reviewed, discussed and approved the investment in Beijing SPV in accordance with its internal guidance and followed its internal authorization procedures. The investment in Beijing SPV is one of the portfolio investments of each of the Equity Investors in their respective ordinary course of business. None of the Equity Investors was established solely to carry out investment in Beijing SPV.

Equity Ownership. None of the Equity Investors is in a “control” relationship with Beijing SPV because several other shareholders and blocks of shareholders have greater percentage of equity interests than any of the Equity Investors. In particular, Mr. Qi individually and his two affiliates (shareholders #2 and #3 in the table above) collectively hold substantially larger blocks of equity interests than any of the Equity Investors.

Neither Mr. Qi nor Mr. Yu owns any equity interest in any of the Equity Investors or their general partners.

Service as an Officer or Director. None of the Equity Investors nor any representative of any of the Equity Investors has ever served as a member of Beijing SPV’s board of directors. In addition, none of the Equity Investors nor any representative of any of the Equity Investors has ever served as an officer of Beijing SPV. None of the Equity Investors possesses the power, directly or indirectly, to elect or designate any member of Beijing SPV’s board of directors. In fact, Mr. Qi is the sole director of Beijing SPV.

Neither Mr. Qi nor Mr. Yu holds a director or officer position in any of the Equity Investors or their general partners.

Ability to Affect Management or Policies. None of the Equity Investors has the ability, by relationship, contract or otherwise, to affect the management or policies of Beijing SPV.

As discussed above, each Equity Investor independently and separately made the investment decision in Beijing SPV and the related take-private transaction of the Company. Neither Mr. Qi nor Mr. Yu has the ability, by relationship, contract or otherwise, to affect the management or policies of any of the Equity Investors or their general partners, or vice versa.

No Other Control Indicia. There are no other control indicia with respect to the Equity Investors. There are no familial relationships, no debtor-creditor relationships nor other business relationships between Mr. Qi, Mr. Yu or Beijing SPV on the one hand, and any of the Equity Investors on the other hand, as applicable.

Based on the foregoing and the Previous Response, the filing persons respectfully submit that they are of the opinion that (a) none of the Equity Investors is in “control” of Mr. Qi, Mr. Yu, Beijing SPV, the Company, and (b) neither Mr. Qi nor Mr. Yu is in “control” of the Equity Investors, and, therefore, that none of the Equity Investors is an “affiliate” of the Company and that the Equity Investors are not required to be included as filing persons in the Schedule 13E-3 in connection with the Merger.

2.              We note your response to prior comment 7. While we do not agree with your response relating to compliance with Rule 13d-2(a) we will not issue any further comments.

The Staff’s comment is duly noted.

Revised Proxy Statement

Opinion of the Special Committee’s Financial Advisor, page 46

3.              We note the revisions made in response to prior comment 16. Please further revise your disclosure to include a column for the enterprise value of each Selected Company.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on pages 52 and 55.

*          *          *

Please note that at the end of this letter is the requested written acknowledgement from the issuer and the other filing persons to the Schedule 13E-3.  If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5830 or rsmith@orrick.com.

Sincerely,

/s/ Richard Vernon Smith
Richard Vernon Smith

cc:           Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

Stephanie Tang, Esq.

Hogan Lovells

Niping Wu, Esq.

Fenwick & West LLP

ACKNOWLEDGMENT

In response to the SEC comment letter dated January 6, 2021 regarding the Amended Schedule 13E-3, File No. 005-89840, filed on December 23, 2020 by Gridsum Holding Inc. and the other filing persons named therein, the undersigned hereby acknowledge the following in connection with the Amendment filed with this response, as well as any subsequent amendment filed with the SEC:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gridsum Holding Inc.

By:	/s/ Dannis Cheuk Yin Lee
Name:	Dannis Cheuk Yin Lee
Title:	Director, Chairman of the Special Committee

Kang Bo Si Nan (Beijing) Technology Co., Ltd.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Legal Representative

Gridsum Group Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Gridsum Corporation

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Gridsum Growth Inc.

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Guosheng Qi

By:	/s/ Guosheng Qi

Generation Gospel Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Guofa Yu

By:	/s/ Guofa Yu

Garden Enterprises Ltd.

By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	General Partner

Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	General Partner